A

09056709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHIELDS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 WINTER ST. Suite 160
(No. and Street)

WALTHAM (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE L. SHIELDS 781.890.9033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisa Roche CPA Roche, Lisa
(Name – *if individual, state last, first, middle name*)

253 MAIN ST. (Address) Milford (City) MA (State) 01757 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L

OATH OR AFFIRMATION

I, JANICE L. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHIELDS SECURITIES INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janice L. Shields
Signature

President
Title

R W Newman
Notary Public

"Notary Public"
Richard W. Newman
Commonwealth of Massachusetts
My Commission Expires on July 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2008 and 2007, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lisa A. Roche, CPA

Milford, Massachusetts
February 3, 2009

B

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2008 AND 2007
(see accountants' report)

ASSETS

	2008	2007
Current assets:		
Cash	$ 51,645	$ 75,022
Prepaid expenses	415	2,429
Total assets	$ 52,060	$ 77,451

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 350	$ 4,365
MA corporate excise tax payable	456	456
Credit card payable	1,995	0
Total current liabilities	2,801	4,821
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	39,259	62,630
Total stockholder's equity	49,259	72,630
Total liabilities and stockholder's equity	$ 52,060	$ 77,451

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(see accountants' report)

	2008	2007
Income	$ 21,449	$ 63,146
Operating expenses:		
Professional fees	18,592	18,452
Broker/Dealer fees	2,470	3,376
Education expenses	618	0
Insurance	365	369
Dues, licenses & fees	275	125
Bank charges	50	4
Office expenses	0	79
Total operating expenses	22,370	22,405
Operating income (loss)	(921)	40,741
Other income and expenses		
Interest Income	1,228	481
Penalties	(1,000)	0
Net income before income taxes	(693)	41,222
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	(1,149)	40,766
Retained earnings, beginning	62,630	21,864
S Distribution	(22,222)	0
Retained earnings, ending	$ 39,259	$ 62,630

E

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Stockholders' equity, beginning	$ 72,630	$ 31,864
Net income (loss)	(1,149)	40,766
S Distribution	(22,222)	0
Stockholders' equity, ending	$ 49,259	$ 72,630

(See notes to financial statements)

D

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(see accountants' report)

	2008	2007
Net cash flows from operating activities:		
Net income (loss)	$ (1,149)	$ 40,766
Adjustments for differences between income flows and cash flows from operating activities:		
Decrease in account receivable	0	22,500
Decrease in prepaid expenses	2,014	2,327
Increase in credit card payable	1,995	0
Decrease in accounts payable	(4,015)	325
Net cash flow used in operating activities	(1,155)	65,918
Cash flows from financing activities:		
Increase in S Distributions	(22,222)	0
Net cash flow used in financing activites	(22,222)	0
Net increase (decrease) in cash	(23,377)	65,918
Cash, beginning	75,022	9,104
Cash, ending	$ 51,645	$ 75,022

(See notes to financial statements)

1 - The company's principle business activity is as follows:

The company conducts private placements and purchasers' representative assigments.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

E

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Liabilities subordinated to general creditors, beginning	$ 0	$ 0
Activity for the year:	0	0
Liabilities subordinated to general creditors, ending	$ 0	$ 0

As prepared by: Lisa A. Roche, CPA

Lisa A. Roche, CPA
253 Main Street, Milford, MA 01757

February 3, 2009

SHIELDS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2008

Ownership Equity:	
Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	$ 10,000
Retained earnings	39,259
Total ownership equity qualified for net capital	49,259
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	49,259
Less: Deductions and/or charges	415
Add: Other additions and/or credits	0
Net capital before haircuts on securities positions	48,844
Less: Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	0
Net capital	$ 48,844

As prepared by: *Lisa A. Roche, CPA*
Lisa A. Roche, CPA

February 3, 2009

Lisa A. Roche, CPA
l.rochecpa@verizon.net
253 Main Street, Milford, MA 01757
Phone: 508-478-3000 • Fax: 508-473-8321

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

H

February 3, 2009

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20459

Ladies and Gentlemen:

(H) Shields Securities, Inc., has no reserve requirements pursuant to Rule 15c3-3.

Respectfully submitted,

Lisa A. Roche, CPA

Lisa A. Roche, CPA

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

I

To Whom It May Concern:

Please be advised that Shields Securities, Inc. is exempt under Section k2I of Rule 15c3-3 and therefore is not required to file a Computation for Determination of Reserve Requirements or Information relating to the Possession or Control Requirements under same.

Lisa A. Roche, CPA

February 3, 2009
Milford, MA 01757

J

SHIELDS SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2008

Net capital per Shields Securities, Inc. as of 12/31/08 before audit results.	$ 48,844
Off-setting adjustments to net capital from audit results:	0
Total offsetting adjustments	0
Net capital as of 12/31/08 after audit results.	48,844
Less disallowed assets: Haircuts	(0)
Net capital reconciled	$ 48,844

As prepared by: Lisa A. Roche, CPA
Lisa A. Roche, CPA

February 3, 2009

Lisa A. Roche, CPA
l.rochecpa@verizon.net
253 Main Street, Milford, MA 01757
Phone: 508-478-3000 • Fax: 508-473-8321

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

N/

February 3, 2009

Shields Securities, Inc.
890 Winter Street
Waltham, MA 02451

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2008. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2008 or since the previously audited financial statements of December 31, 2007 dated January 28, 2008 that we consider to be material weaknesses as defined above.

Lisa A. Roche, CPA

Lisa A. Roche, CPA
l.rochecpa@verizon.net
253 Main Street, Milford, MA 01757
Phone: 508-478-3000 • Fax: 508-473-8321